FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of TOP Ships Inc. (the "Company"), dated October 20, 2009, announcing that it expects to be treated as a passive foreign investment company for U.S. federal income tax purposes for 2009.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-160412) filed with Securities and Exchange Commission (the "Commission") on July 2, 2009, as amended, and declared effective on August 13, 2009, and into the Company's Registration Statement on Form F-3 (Registration No. 333-161022) filed with the Commission on August 4, 2009, as amended, and declared effective on August 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: October 29, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

NEWS RELEASE for October 20, 2009

Contact:	Michael Mason (investors)
Allen & Caron Inc
212 691 8087
michaelm@allencaron.com

TOP SHIPS ANNOUNCES LIKELY PFIC STATUS FOR 2009

ATHENS, GREECE (October 20, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) (the "Company") today announced that it expects to be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2009.

Generally, a foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  Based on the application of these criteria, management believes that the Company and certain of its subsidiaries will likely be treated as a PFIC for the 2009 taxable year.  The Company's classification as a PFIC may have adverse U.S. federal income tax consequences to U.S. taxable shareholders of the Company.

Under the PFIC rules, a U.S. shareholder that makes a Qualified Electing Fund, or QEF election, must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of such holder, regardless of whether or not distributions were received from us by the shareholder. The shareholder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. A shareholder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of the Company's common stock. A U.S. shareholder would make a QEF election with respect to any year that we are treated as a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form.  A U.S. shareholder will need to make a QEF election for the Company and for each of its subsidiaries that is treated as a PFIC.  We intend to provide each U.S. shareholder with all necessary information in order to make the QEF election for the Company and each of its subsidiaries that is a PFIC for 2009.

A U.S. shareholder that does not make a QEF election (which election could itself have adverse consequences for such shareholder) would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Company's common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of such common stock.  For further information, please read the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on June 29, 2009, under the caption "Item 10.E – Tax Consequences – United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Status and Significant Tax Consequences."

In addition, as a result of being treated as a PFIC for the 2009 taxable year, any dividends paid by the Company during 2009 and 2010 will not be eligible to be treated as "qualified dividend income," which may otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

As of the date of this release, our fleet consists of 13 vessels, six of which are employed on time charters and the remaining seven vessels, including the six newbuilding vessels delivered in 2009, are employed on bareboat charters.  Vessels employed on bareboat charters are considered to earn passive income under the PFIC rules.  Therefore, our youngest vessels which have the highest asset values in our fleet and which provide a stable revenue stream over the next seven to ten years also contribute to our total assets employed in the production of passive income.  It is management's intention to take necessary steps in order to avoid PFIC status for 2010 and future taxable years, such as expanding our fleet through the purchase of non-passive income producing assets.  However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2010 or any future taxable year.  THIS ANNOUNCEMENT SHOULD NOT BE CONSIDERED TAX ADVICE.  INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE CONSEQUENCES OF OWNERSHIP OF OR INVESTING IN THE COMPANY'S COMMON STOCK.

About TOP Ships Inc.
TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

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A fleet of eight double-hull Handymax tankers and an average age of 2.5 years with a total carrying capacity of approximately 0.4 million dwt, of which 76% are sister ships. Two of the Company's Handymaxes are on time charter contracts with an average term of 10 months with both of the time charters including profit sharing agreements above their base rates. Six of the Company's Handymax tankers are fixed on a bareboat charter basis with an average term of 8.5 years.

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A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt and an average age of 8.5 years, of which 47% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 24 months.

Forward Looking Statements

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Important factors that, in our view, could affect the matters discussed in these forward-looking statements include, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, offers that may be received from third parties, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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